Mail Stop 4561
      April 12, 2006

Mr. George B. Sundby
Chief Financial Officer
ABM Industries Incorporated
160 Pacific Avenue, Suite 222
San Francisco, CA 94111

	Re:	ABM Industries Incorporated
		Form 10-K for the Fiscal Year Ended October 31, 2005
		File No. 1-08929

Dear Mr. Sundby:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and will make no further review of your document. In our comment, we ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2005

Note 18 - Quarterly Information, page 60

1. We note that you restated your financial statements for the quarterly periods ending in 2005 due to the material weaknesses relating to Security Services of America, LLC, whose operating assets you acquired on March 15, 2004. Please tell us in detail if these material weaknesses affected, and to what extent, your 2004 financial statements and if not tell us how they were only related to the
2005
financial statements.


      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your response on Edgar.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Thomas Flinn, Staff Accountant, at (202)
551-
3469 or the undersigned at (202) 551-3414 if you have questions.
      			Sincerely,


      Jorge Bonilla
Senior Staff Accountant





Mr. George B. Sundby
ABM Industries Incorporated
April 12, 2006
Page 1